

July 20, 2009

Mr. John Labate
Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, Colorado 80127-6312

> **Re:** **Golden Star Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-12284**

Dear Mr. Labate:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director